Exhibit 12.1
3D SYSTEMS CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES

	2009	2008	2007	2006	2005
Fixed charges
Interest on debt and capitalized leases	617,992	917,682	1,829,727	1,645,407	1,755,082
Amortization of debt discount and expense
Interest element of rentals	561,438	613,719	899,766	788,211	819,180

Total fixed charges	1,179,430	1,531,401	2,729,493	2,433,618	2,574,262

Earnings
Net income (loss)	1,139,000	(6,154,000)	(6,740,000)	(29,280,000)	9,406,000
Addback:
Fixed charges	774,000	294,000	491,000	2,179,000	(1,691,000)
Subtotal earnings	1,179,430	1,531,401	2,729,493	2,433,618	2,574,262

	3,092,430	(4,328,599)	(3,519,507)	(24,667,382)	10,289,262

Less : Undistributed earning of less-than-50% owned affiliates	73,000	—	—	—	—

Total earnings
	3,019,430	(4,328,599)	(3,519,507)	(24,667,382)	10,289,262

Ratio of Earnings to Fixed Charges	2.6	—	—	—	4.0

	2009	2008	2007	2006	2005
Interest on Rentals Worksheet
Rental expense	1,686,000	1,843,000	2,702,000	2,367,000	2,460,000
Company interest factor	33.3%	33.3%	33.3%	33.3%	33.3%
Interest component of rent expense	561,438	613,719	899,766	788,211	819,180